Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333- 257197 and the related Registration Statement filed pursuant to Rule 462(b)

Issuer:	Applied UV, Inc.

Securities:	10.5% Series A Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”).

Number of Shares:	480,000 shares of the Series A Preferred Stock.

Option to Purchase Additional Shares:	Up to 72,000 shares of the Series A Preferred Stock.

Trade Date:	July 13, 2021.

Settlement Date:	July 16, 2021.

Listing:	Expected NASDAQ “AUVIP”.

Size:	$12,000,000.

Option:	Up to $1,800,000.

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after July 16, 2022 or in connection with a change of control or delisting event).

Rating:	The Series A Preferred Stock will not be rated.

Dividend Rate (Cumulative):	The Issuer will pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by our Board of Directors, at the rate of 10.5% of the $25.00 liquidation preference ($2.625 per share) per year.

Dividend Payment Dates:	Dividends will be payable payable monthly in arrears on the 15th day of each month and if such date is not a business day, then payable on the immediately following business day, commencing on August 15, 2021 when, as and if declared by our board of directors. Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be July 16, 2021. The first dividend, which is scheduled to be paid on August 15, 2021 in the amount of $0.21875 per share, and will cover the period from, and including, the first date we issue and sell the Series A Preferred Stock through, but not including, August 15, 2021.

Price to the Public:	100%.

Day Count:	30/360.

Liquidation Preference:	The liquidation preference of each share of Series A Preferred Stock is $25.00 per share. Upon liquidation, holders of Series A Preferred Stock will be entitled to receive the liquidation preference with respect to their shares of Series A Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares.

Optional Redemption:	On and after July 16, 2022, the first anniversary of July 16, 2021, to but excluding the second anniversary, the shares of Series A Preferred Stock will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to $30.00 per share, plus any accrued and unpaid dividends. On and after July 16, 2023, the second anniversary of July 16, 2021, to but excluding the third anniversary, the shares of Series A Preferred Stock will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to $28.00 per share, plus any accrued and unpaid dividends. On and after July 16, 2024, the third anniversary of July 16, 2021, to but excluding the fourth anniversary, the shares of Series A Preferred Stock will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to $27.00 per share, plus any accrued and unpaid dividends. On and after July 16, 2025, the fourth anniversary of July 16, 2021, to but excluding the fifth anniversary, the shares of Series A Preferred Stock will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to $26.25, plus any accrued and unpaid dividends. On and after July 16, 2026, the fifth anniversary of July 16, 2021, the shares of Series A Preferred Stock will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to $25.00 per share, plus any accrued and unpaid dividends.

Special Optional Redemption Upon a Change of Control or Delisting Event:	Special optional redemption by the Company upon a change of control or delisting event, in whole or in part, for $25.00 per share of Series A Preferred Stock , plus accrued but unpaid dividends, to, but not including, the redemption date (the “Redemption Right”).The circumstances that will constitute a “change of control” and a “delisting event” will be set forth in the documents governing the Series A Preferred Stock.

Special Conversion Right Upon a Change of Control or Delisting Event:

Upon the occurrence of a change of control or delisting event, in the event the Company does not exercise the Redemption Right, holders of the shares of Series A Preferred Stock will have the right to convert some or all of the shares of Series A Preferred Stock held by such holder into a number of common shares at a predetermined ratio.

DRD/QDI Eligible:	Yes

Minimum Denomination / Multiples:	$25.00 / $25.00.

CUSIP/ISIN:	03828V 303 / US03828V3033.

Lead Bookrunning Manager:	Ladenburg Thalmann & Co. Inc.

Joint Bookrunning Manager:	EF Hutton, division of Benchmark Investments, LLC.